Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Kansas City Southern:
We consent to the use of our reports dated February 13, 2009 on the consolidated financial statements of Kansas City Southern and subsidiaries (the Company) as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference herein.
Our report dated February 13, 2009 on the consolidated financial statements contains an explanatory paragraph stating that, as discussed in note 8 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.
/s/ KPMG LLP
Kansas City, Missouri
January 7, 2010